SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras’ Wholly Owned Subsidiary Petrobras International Finance Company
Announces Debt Exchange Offers

(Rio de Janeiro, January 4, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that its wholly owned subsidiary Petrobras International Finance Company (PIFCo) has commenced exchange offers of the five series of notes listed in the table below (Old Notes) for new notes (Reopening Notes) and a cash amount. The Reopening Notes constitute a further issuance of, and form a single fungible series with PIFCo’s benchmark 6.125% global notes due 2016 that were issued on October 6, 2006.

Information pertaining to the exchange offers:

We are offering holders of Old Notes an opportunity to exchange Old Notes for a combination of Reopening Notes and a U.S. Dollar amount in cash (Cash Payment). For each U.S.$1,000 principal amount of Old Notes validly tendered and not withdrawn prior to the Early Tender Date of January 18, 2007, unless extended by Petrobras and PIFCo, subject to prorationing, holders will receive a combination of U.S. $1,000 principal amount of our Reopening Notes and a Cash Payment (Total Exchange Price) calculated using a fixed-spread pricing formula as set forth in the applicable prospectus. We have designated U.S.$20 of the Total Exchange Price as the Early Tender Payment, which will be paid only to holders who validly tender their Old Notes on or prior to the applicable Early Tender Date and do not validly withdraw their tenders.

						Reference Treasury Security	Fixed Spread (in basis points)
Priority Order			Outstanding Principal Amount		Bloomberg Page
	PIFCo Notes	CUSIP/ISIN No.		Maturity Date

1	12.375% Global Step-Up	71645WAF8 / US71645WAF86	U.S.$134,622,000	April 1, 2008	BBT 4	4.625% due	10
	Notes due 2008					3/31/08
	(“Step-Up Notes”)
2	9.875% Senior Notes due 2008	G7028BAA9 / USG7028BAA91*;	U.S.$238,246,000	May 9, 2008	BBT 4	2.625% due	10
	(“2008 Notes”)	71646FAA5 / US71646FAA57;				5/15/08
		71646FAB3 / US71646FAB31*
3	9.75% Senior Notes due 2011	71645WAB7 / US71645WAB72*;	U.S.$286,356,000	July 6, 2011	BBT 5	5.125% due	35
	(“2011 Notes”)	G7028BAB7 / USG7028BAB74*;				6/30/11
		71645WAA9 / US71645WAA99
4	9.125% Global Notes due	71645WAG6 / US71645WAG69>	U.S.$498,335,000	July 2, 2013	BBT 6	4.250% due	95
	2013					8/15/13
	(“2013 Notes”)
5	7.750% Global Notes due	71645WAJ0 / US71645WAJ09	U.S.$600,000,000	September 15, 2014	BBT 6	4.250% due	120
	2014					8/15/14
	(“2014 Notes”)

The following table should be used in connection with the calculation of the Reopen Issue Price of the Reopening Notes and the yield to maturity of the Original 2016 Notes for the Qualified Reopening Condition, as set forth in this prospectus:
	6.125% Global Notes due	71645WAL5/US71645WAL54	U.S.$500,000,000	October 6, 2016	BBT 6	4.625% due	140
	2016 (“Original 2016 Notes”)					11/15/16

* These Notes are admitted to trading on the regulated market of the Luxembourg Stock Exchange.

The Cash Payment will be determined at 2:00 p.m. New York time on the first business day after the Early Tender Date of each Offer, using the fixed-spread pricing formula to determine the value of the Old Notes and the Reopening Notes.

The amount of the Cash Payment for each U.S.$1,000 principal amount of Old Notes will equal (i) the applicable Total Exchange Price, minus (ii) the Reopen Issue Price of the Reopening Notes, plus (iii) the accrued and unpaid interest with respect to the relevant series of Old Notes to, but not including, the Settlement Date, minus (iv) the accrued and unpaid interest with respect to the Reopening Notes to, but not including, the Settlement Date.

Our obligation to accept Old Notes tendered in the Offers is conditioned on the satisfaction of certain conditions described in the applicable prospectus, including the condition that we will issue a maximum principal amount of U.S.$500,000,000 of Reopening Notes issuable under all of the Offers. In the event that this condition is not satisfied, we will accept the series of Old Notes in the priority order set forth in the chart above and we will prorate the lowest priority series in order to cause the condition to be satisfied. Old Notes with an acceptance priority level following the prorated series of Old Notes will not be accepted for exchange.

Old Notes tendered before the applicable Early Tender Date may be withdrawn at any time on or prior to 5:00 p.m., New York City time, on the applicable Early Tender Date but not thereafter. Old Notes tendered after the applicable Early Tender Date may not be withdrawn, except as described in the applicable prospectus.

The reference yield for the applicable reference treasury security will be calculated by Morgan Stanley & Co., Incorporated and UBS Securities LLC in accordance with standard market practice as of 2:00 pm New York City time, on January 19, 2007, unless extended by Petrobras and PIFCo,as reported on the applicable Bloomberg Government Pricing Monitor page indicated in the chart above, or, if any relevant price is not available on a timely basis on the applicable Bloomberg Page or is manifestly erroneous, such other recognized quotation source as the dealer managers shall select in their sole discretion.

The offers are scheduled to expire at 5:00 pm, New York City time, on February 1, 2007, unless extended or earlier terminated. Settlement of each offer is expected to occur three business days after the applicable expiration time of that offer.

PIFCo has retained Morgan Stanley & Co., Incorporated and UBS Securities LLC to act as dealer managers for the offers, The Bank of New York to act as exchange agent for the offers, The Bank of New York (Luxembourg) S.A. to serve as Luxembourg agent for the offers and D.F. King & Co., Inc. to act as information agent for the offers.

Requests for documents (including the prospectus) may be directed to D.F. King & Co., Inc. by telephone at (212) 269-5550 for banks and brokers or at (800) 859-8508 for all others, or in writing at 48 Wall Street, 22nd Floor, New York, New York 10005. These documents contain important information, and holders should read them carefully before making any investment decision.

Questions regarding the offers may be directed to Morgan Stanley & Co., Incorporated at (800) 624-1800 (in the United States) or (212) 761-1864 (outside the United States) and UBS Securities LLC at (888) 722-9555, ext. 4210 (in the United States) or (203) 719-4210 (outside the United States).

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offers are being made solely by the offer to purchase and related letter of transmittal. The offers shall not be made in any such jurisdiction in which it is not permitted to be made under applicable law.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.